

Mail Stop 3561

June 29, 2011

<u>Via Email</u>

Mr. Peter J. Bensen, Chief Financial Officer
McDonald's Corporation
McDonald's Plaza
Oak Brook, Illinois 60523

> **RE:** **McDonald's Corporation**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 25, 2011**
> **Definitive Proxy Statement on Form DEF 14A**
> **Filed April 8, 2011**
> **File No. 001-05231**

Dear Mr. Bensen:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

1. We note the presentation of multiple ratios in MD&A (return on average assets, return on average common equity, etc.) In future filings, please revise your Annual Report on Form 10-K to include the calculation of all ratios in Exhibit 12. Refer to the guidance outlined in Item 601(b)(12) of Regulation S-K.

Financial Statements, page 27
Notes to Consolidated Financial Statements, page 32
Summary of Significant Accounting Policies, page 32
Income Taxes, page 39

2. We note from page 40 that the IRS has proposed adjustments relating to foreign tax credits of $400 million and the company intends to pursue all available remedies. Please tell us and revise future filings to disclose whether any amounts related to this matter have been recognized within your financial statements during fiscal 2010 or if adjustments were made during the current year to amounts previously recognized from prior periods. Your response should explain why you believe the amount recognized is appropriate and adequate. If no amounts have been recognized within your financial statements, please explain why. We may have further comment upon receipt of your response.

Exhibits 31.1 and 31.2

3. We note the identification of the certifying individual at the beginning of each certification required by Exchange Act Rule 13a-14(a) also includes the title of each certifying individual. Please confirm that in future filings you will revise the certifications to remove the individuals' titles.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 23
The Process For Setting Compensation; The Role of Compensation Consultants, page 28

4. We note your disclosure in the second paragraph of this section that your compensation consultant Frederic W. Cook & Co., Inc. provided certain services to the company and management. In your future filings, please disclose the fees paid to the compensation consultant or advise. Additionally, disclose whether the decision to engage the compensation consultant for these other services was made, or recommended, by

management, and whether the compensation committee or the board approved such other services. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

5. We note your disclosure that "management also considers survey data and similar information about compensation programs that it obtains from various sources, including Hewitt Associates LLC . . . and Towers Watson & Co." Please advise us whether benchmarking to a group of comparable companies is material to your compensation policies and decisions. If so, please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you.

The Committee's Consideration of Tally Sheets and Retirement Savings, page 28

6. We note your disclosure that your Compensation Committee reviews tally sheets for executive compensation. Please confirm that in future filings you will revise your disclosure to explain what information was included in the tally sheets and discuss how it impacted the Compensation Committee's decision on compensation awards.

Compensation Tables, page 30
Summary Compensation Table, page 30

7. With respect to the stock awards and options awards, in future filings please confirm that you will revise to disclose in a footnote all assumptions made in the valuation by reference to a discussion of the assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis section. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at 202-551-3601 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief